  FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

April 11, 2011

(CIK #0000876441)

Mr. Jim O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

            RE:  Franklin Templeton International Trust ("Registrant")

            (Franklin Templeton Global Allocation Fund)

            File Nos. 033-41340 and 811-06336

Dear Mr. O’Connor:

On March 17, 2011, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, the above-referenced Registrant filed Post-Effective Amendment No. 34 to the Registrant's Registration Statement on Form N-1A (the "Amendment"), Acceptance Number: 0001379491-11-000305.

The Amendment was filed in order to register shares of a new series of the Registrant for public sale under the 1933 Act.  The new series was to be called Franklin Templeton Global Tactical Asset Allocation Fund, but it has been decided to shorten the name as follows:

The Fund’s name is now Franklin Templeton Global Allocation Fund.

If you have any questions or comments, please contact me at 650-312-2018.

Sincerely,

Franklin Templeton International Trust

/s/ Steve J. Gray

Steven J. Gray

Vice President and Assistant Secretary